SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 18, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated January 18, 2005 regarding Sony Ericsson’s Fourth Quarter Report 2004.

Sony Corporation	Telefonaktiebolaget LM Ericsson
6-7-35, Kitashinagawa	SE-126 25 Stockholm
Shinagawa-ku, Tokyo, 141-0001 Japan	Sweden

JANUARY 18, 2005

Sony Ericsson reports sustained growth in sales and profits

Tokyo and Stockholm — Sony and Ericsson today announced the consolidated financial summary for the fourth quarter and fiscal year ended December 31, 2004 of Sony Ericsson Mobile Communications AB (Sony Ericsson), the 50:50 joint venture of Sony and Ericsson.

	Q4 2003	Q3 2004	Q4 2004	2003	2004
Numbers of units shipped (million)	8.0	10.7	12.6	27.2	42.3
Sales (EURO m.)	1437	1678	2005	4673	6525
Income before taxes (EURO m.)	46	136	140	-130	486
Net income (EURO m.)	43	90	55	-86	316

*	Q3 & Q4 2004 IBT includes consolidation of BMC and Net Income includes deduction of minority interest in BMC[1]
**	Q4 2004 Net Income includes a negative effect of a valuation allowance on deferred tax assets of Euro 45 million

Units shipped in the quarter reached 12.6 million, a 56% increase compared to the same period last year. Sales for the quarter were Euro 2,005 million, representing a year-on-year increase of 40%. Income before taxes was Euro 140 million and net income was Euro 55 million, which represent year-on-year improvements of Euro 94 million (204%) and Euro 12 million (28%) respectively.

The company experienced a strong quarter led by consumer demand for the V800 series and Z1010 3G UMTS phones, as well as GSM models like the S700, K700 and K500 series. During the quarter Sony Ericsson increased investment in brand and product development, while the Average Selling Price (ASP), one of the highest in the industry, increased sequentially to Euro 160.

“2004 was a good year for Sony Ericsson as the company established profitability and entered into a growth phase in its development,” said Miles Flint, President of Sony Ericsson. “The fourth quarter continued a trend of expansion in both volume and sales, showing the company’s ability to effectively compete in this dynamic market. Strong growth in Q4 was led by good up-take of our latest 3G UMTS phone which has laid the groundwork for future expansion of our 3G portfolio.”

During the fourth quarter, Sony Ericsson launched a new entry-level GSM product, the J200, for the Asia Pacific and Chinese markets, and introduced the Vodafone V800 and V802SE UMTS phones for the global and Japanese markets. The company also announced the entry-level T290 which will start shipping globally during Q1 and signed an agreement with Sharp Corporation in relation to the co-development of 3G FOMA® base software for NTT DoCoMo2 in Japan. In addition, Sony Ericsson announced a major global sports sponsorship with the WTA (Women’s Tennis Association) Tour at the beginning of January 2005.

[1]	On June 30 2004, Sony Ericsson announced it had increased its equity stake in a Chinese factory, Beijing Ericsson Putian Mobile Communications Co. Ltd. (BMC) to 51%, taking over majority ownership of the facility from Ericsson. BMC operations have been fully consolidated into Sony Ericsson from the second quarter 2004 which had a positive effect on the company results. The name of the factory has been changed to Beijing SE Putian Mobile Communications Co. Ltd (BMC).

[2]	FOMA is a registered trademark of NTT DoCoMo, Inc. in Japan and other countries. NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

Note:

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Ericsson and Sony in 2001, with headquarters in London, the company employs approximately 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. For more information, please visit www.SonyEricsson.com

To access broadcast-standard video from Sony Ericsson, visit www.thenewsmarket.com/sonyericsson. Preview and request video in either MPEG2 file or Beta SP tape formats. Registration and video distribution is free for media.

CONTACTS:

Investors/Analysts

Ericsson Investor Relations

Gary Pinkham, Vice President (Sweden) +46 8 719 0000

Sony Investor Relations

Yukio Ozawa, Vice President (Tokyo) +81-3-5448-2180

Chris Hohman, Senior Manager (London) +44 20 7444 9711

Press/Media

Ericsson Market and External Relations

Pia Gideon, Vice President (Sweden) +46-8-719-2864

Sony Corporate Communications

Gerald Cavanagh (Tokyo) +81-3-5448-2200

Keita Sanekata (Tokyo) +81-3-5448-2200

Sony Ericsson Corporate Communications

Aldo Liguori, Corporate Vice President (London) +44 208 762 5860

Peter Bodor, Manager, (London) +44 208 762 5863

Merran Wrigley, Manager (London) +44 208 762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: January 18, 2005